[IMAGEWARE SYSTEMS, INC. LETTERHEAD]

February 8, 2007

VIA EDGAR AND OVERNIGHT MAIL

Mr. Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	ImageWare Systems, Inc. Registration Statement on Form S-3 Filed on December 29, 2006 File No. 333-139735

Form 10-KSB and 10-KSB/A for year ended December 31, 2005 Filed April 17, 2006 and May 1, 2006 File No. 0-15757

Dear Mr. Shuman:

Reference is made to your letter dated January 25, 2007 regarding comments by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-captioned filings of ImageWare Systems, Inc. (the “Company”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff’s comments appear in bold and italics and the Company’s responses follow.

In addition, we are filing herewith Amendment No. 1 to the above-captioned Registration Statement on Form S-3 (“Amendment No. 1”). Marked copies of Amendment No. 1 that show changes from the initial filing have been attached for your convenience.

Staff Comments and Company Responses:

Form S-3
Where you can find More Information, page 22

Staff Comment:

1.                                       Please note that the historical filings you must incorporate under paragraph (a) of Item 12 do not include filings under Section 14. Accordingly, the reference to your proxy statements under subsection (6) should be removed.

Company Response:

The Company has deleted the reference to its Proxy Statement on Form DEF 14A, as amended, from the list of its historical filings incorporated by reference into Amendment No. 1.

Item 17. Undertakings, page II-2

Staff Comment:

2.                                       It appears as though your registration statement includes the undertakings required for registrants relying on Rule 430B.  However, it does not appear that Imageware may rely on Rule 430B because it is not a primary shelf eligible issuer.  Please advise of the basis for your belief that Imageware may rely on Rule 430B or revise to disclose the undertaking required by registrants subject to Rule 430C.  Also, we note that you provide the undertaking set forth under 512(a)(6) of Regulation S-K.  In view of the fact that this does not appear to be an initial distribution of securities, please tell us why you have included this undertaking in your registration statement or remove this disclosure.

Company Response:

The Company has revised Item 17 of Amendment No. 1 to delete the undertaking required by registrants subject to Rule 430B of the Securities Act of 1933, as amended (the “Act”), and to add the undertaking required by registrants subject to Rule 430C of the Act. The Company has deleted the undertaking set forth under Item 512(a)(6) of Regulation S-K from Item 17 of Amendment No. 1.

Signatures, page II-4

Staff Comment:

3.                                       It does not appear that the registration statement has been signed by Imageware’s Controller or principal accounting officer.  Please revise.  See Instruction 1 to the “Signatures” section to Form S-3.

Company Response:

The Company informs the Staff that the initial Registration Statement on Form S-3 was duly executed by Wayne Wetherell, the Company’s principal financial and accounting officer, and that Mr. Wetherell has also executed Amendment No. 1 in that capacity and as attorney-in-fact. The Company has revised the disclosure on page II-4 of Amendment No.1 to state that Mr. Wetherell is the Company’s “Senior Vice President, Administration and Chief Financial Officer (Principal Financial and Accounting Officer)”.

Forms 10-KSB and 10-KSB/A
Item 8A. Controls and Procedures, page 28

Staff Comment:

4.                                       We note that your disclosure controls and procedures were effective “to ensure that information required to be disclosed in the reports that [you] file under the Securities Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Commission’s rule and forms.”  However, Item 307 requires that your chief executive officer and chief financial officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 and 15d-15.  In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and chief financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15.  For example, your disclosure does not state that the required information is “accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Accordingly, please advise whether your disclosure controls and procedures were effective pursuant to the precise definition set forth by paragraph (e) of 13a-15 and 15d-15 as of the quarter ended December 31, 2005.  Also, confirm that your management will evaluate the effectiveness of your disclosure controls and procedures based on the entire definition set forth by paragraph (e) of 13a-15 and 15d-15 in all future applicable reports.

Company Response:

The Company confirms to the Staff that under the supervision and with the participation of the Company’s senior management, including its chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2005 (the “Evaluation Date”) and for the quarter then ended. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date, and as of the quarter ended on the Evaluation Date, the Company’s disclosure controls and procedures were effective such that the information relating to the Company, including its consolidated subsidiaries, required to be disclosed in the Company’s Securities and Exchange Commission (“SEC”) reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer (which are its principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosure.

The Company further confirms to the Staff that the Company’s management will evaluate the effectiveness of the Company’s disclosure controls and procedures based on the entire definition set forth by paragraph (e) of Rules 13a-15 and 15d-15 under the Exchange Act in all future applicable reports of the Company.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 at its earliest convenience. Please advise the Company if it can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 673-8600 or to Carl Sanchez of Paul, Hastings, Janofsky & Walker LLP at (858) 720-2810.

Sincerely,

/s/ Wayne Wetherell
Wayne Wetherell
Senior Vice President, Administration & Chief Financial Officer
ImageWare Systems, Inc.

cc:	S. James Miller, Jr., ImageWare Systems, Inc.
Carl R. Sanchez, Paul, Hastings, Janofsky & Walker LLP
Jeffrey T. Hartlin, Paul, Hastings, Janofsky & Walker LLP
Iver N. Larson, Paul, Hastings, Janofsky & Walker LLP